EXHIBIT 99.2

Dear Fellow Tessera Employee,

As you may have seen, we filed our preliminary proxy statement today, April 3, 2009. In the proxy statement there is a proposal seeking stockholder approval for an employee stock option exchange program. This letter intends to help clarify our program for you.

We believe that this stock option exchange program, as designed, is in the best interest of our stockholders and our company, specifically because it enables us to motivate and retain eligible employees, reduce our overhang by reducing the number of outstanding stock options at high exercise prices, and recaptures the value from the compensation expense we record with respect to certain eligible options. We have experienced a significant decline in our stock price over the last year and, as a result, a considerable number of eligible employees hold stock options with exercise prices significantly above both the recent trading prices and the 52-week high. We believe that these underwater stock options are not effective in retaining and motivating our employees.

This plan was constructed to balance the needs of a competitive and long-term oriented compensation philosophy for our employees with the concerns and interests of all stockholders of the company. We view the proposed option exchange program as an important investment in our future and our competitive position in the marketplace.

I would like to note, this proposed exchange is not a ‘repricing’ of options where existing options will have a new and lower exercise price applied to them. Our program is designed to be a voluntary ‘exchange’ of outstanding options for new option grants, which will be comprised of a lower number of shares, based on an exchange ratio. The exercise price of the new options will be based on the closing price of the stock on the date of the exchange. The exchange ratio will be based on widely accepted Black-Scholes option valuation and is intended to result in a new stock option grant that has the same value as the cancelled options.

The material terms of the proposed stock option exchange are as follows:

•	Executive officers and members of our board of directors will be excluded from participation in this stock option exchange.

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Only stock options that have an exercise price of $26.08 or higher will be eligible for the exchange. We estimate that approximately 233 employees will be eligible to participate in the exchange if it is approved by our stockholders.

•	Stock options granted within the 12-month period immediately prior to commencement of the exchange will not be eligible.

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The exchange ratios will be determined so that the fair value of the replacement options will be approximately equal to the fair value of the surrendered options, as determined by the Black-Scholes option valuation method discussed above. In other words, it will be accounting neutral for the company as we do not want a significant, adverse impact to our earnings.

•	Assuming a $12.00 stock price at the time we commence the exchange offer and set the exchange ratios, then based on the method for determining the exchange ratio, the following would apply:

¡	Exercise Price per share of $26.08 to $30.60 – a ratio of 1.67 shares surrendered for 1 replacement share

¡	Exercise Price per share of $31.51 to $34.78 – a ratio of 1.92 shares surrendered for 1 replacement share

¡	Exercise Price per share of $36.02 to $43.76 – a ratio of 2.12 shares surrendered for 1 replacement share

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The foregoing exchange ratios are provided as an example assuming that our stock price was $12.00 per share at the time we commence the exchange offer. The same methodology will be applied at the time of the commencement of the exchange offer and, as such, if our stock price is different than $12.00 per share at that time, then the exchange ratios will be different.

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The exchange ratios will be applied on a grant by grant basis. Thus, if you have multiple grants falling into different ratios per the above, then you will be subject to more than one ratio in the exchange.

•	An eligible employee must surrender all of his or her eligible options if he or she wants to participate in the stock option exchange program.

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None of the replacement options will be vested on the date of the grant. These new options will vest over three years, with one third of the number of shares vesting on the first anniversary date of the replacement grant and the remaining shares vesting in equal monthly installments over the following two years.

•	Participation in the option exchange will be voluntary.

Again, it is important to understand that stockholder approval of the stock option exchange program is required. If our stockholders approve the stock option exchange program at our Annual Meeting on May 19, 2009, the stock option exchange would be scheduled to begin on or about May 20, 2009. If our stockholders do not approve the stock option exchange program, it will not occur.

I hope this letter was helpful. Please do contact Mike Anthofer, John Price or Richard Morales if you have additional questions.

Sincerely,

Henry R. Nothhaft

President and CEO

Key Legal Disclosure

The stock option exchange described in this letter has not yet commenced. Tessera will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the stock option exchange. Persons who are eligible to participate in the stock option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the stock option exchange.

In connection with the proposal to be voted on by Tessera’s stockholders with respect to the stock option exchange discussed in this letter, Tessera has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Tessera stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the stock option exchange proposal because they will contain important information about the proposal to be voted on by stockholders referenced in this letter with respect to the stock option exchange.

Tessera stockholders and option holders will be able to obtain the written materials described above and other documents filed by Tessera with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Tessera with the SEC by directing a written request to: Tessera Technologies, Inc., 3025 Orchard Parkway, San Jose, CA 95134, Attention: Investor Relations.